VIA EDGAR Private Correspondence Filing

February 17, 2011

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Attention: Ms. Mellissa Duru

Re:         Comamtech Inc. – DecisionPoint Systems, Inc.
Continuation in Delaware from Ontario, Canada – 3(a)(10) Exemption from Rule 145

Dear Ms. Duru:

As you are aware, this firm is counsel to Comamtech Inc. (“Comamtech”).  The purpose of this letter is to provide certain compliance information to the U.S. Securities & Exchange Commission (the “Commission”) in connection with the prospective reverse takeover of DecisionPoint Systems, Inc. (“DecisionPoint”) by 2259736 Ontario Inc. (“2259736”), a wholly owned special purpose acquisition subsidiary of Comamtech (the “Arrangement”) and Amalco (a corporation which will result from the amalgamation of DecisionPoint and 2259736) with respect to the continuance of Comamtech, a corporation presently incorporated under the laws of Ontario, Canada, under the General Corporation Law of the State of Delaware (the “Continuance”).

As noted in prior correspondence with the Commission, the Arrangement and the Continuance will only be consummated after satisfaction of all corporate actions required by DecisionPoint and Comamtech, as set forth in the Arrangement Agreement, dated October 20, 2010, by and among Comamtech, 2259736 and DecisionPoint, as amended on December 23, 2010 (collectively, the “Arrangement Agreement”), and the Plan of Arrangement among DecisionPoint, Comamtech and the 2259736 Ontario (the “Plan of Arrangement”), attached as Schedule C to the management information circular dated January 21, 2011 (the “Circular”).

Such requisite corporate action items pertaining to the Arrangement and the Continuance include, without limitation, (i) approval of the Arrangement by two-thirds of the issued and outstanding shares of Comamtech, and (ii) the grant of a final order of the Ontario Superior Court of Justice (Commercial List) approving the Arrangement (collectively, the “Closing Conditions”, and such date after which all such conditions have been satisfied and executed, the “Closing”).

Exemption of the Continuance from Securities Act Rule 145

You have inquired with particularity regarding the basis for exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) upon which Comamtech is relying in respect of the Continuance which would otherwise require registration as set forth in Rule 145 promulgated under the Securities Act.

U.S. Securities & Exchange Commission
Correspondence: Division of Corporation Finance	February 17, 2011

The Preliminary Note to Rule 145 provides, in relevant part, the following:

Rule 145 (§230.145 of this chapter) is designed to make available the protection provided by registration under the Securities Act of 1933, as amended (Act), to persons who are offered securities in a business combination of the type described in paragraphs (a) (1), (2) and (3) of the rule. The thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security...

Transactions for which statutory exemptions under the Act, including those contained in sections 3(a)(9), (10), (11) and 4(2), are otherwise available are not affected by Rule 145.

We respectfully advise the Commission that Comamtech expects to fully comply with the exemptive requirements of Section 3(a)(10) in regard to the exemption from registration otherwise required under Section 5 of the Securities Act as applied through Rule 145 to the Continuance.  The following discussion sets forth the procedural actions responsive to comments from the Commission which are being taken by Comamtech to assure such reliance.

Interim Procedural Actions

We have been advised that Comamtech will not conduct any vote at the Special Meeting of Shareholders regarding the Arrangement and the Continuance until after the Commission has had reasonable opportunity to review and assess all applicable facts and circumstances pertaining to the availability of Securities Act Section 3(a)(10) for purposes of exemption from Rule 145.

The Special Meeting of Shareholders originally scheduled for February 18, 2011 is expected to be adjourned and re-convened to vote on the Arrangement and the Continuance only after confirmation that all conditions required for reliance upon Section 3(a)(10) for purposes of exemption from Rule 145 have been obtained.  It is currently anticipated that the Special Meeting of Shareholders adjourned from February 18, 2011 will re-convene on or about March 2, 2011.

Comamtech intends, subject to approval of the Court and the other parties to the Arrangement Agreement, to amend the Plan of Arrangement to expressly include the Continuance as a part of the Plan of Arrangement.  As such, when the amended Plan of Arrangement is submitted to the Ontario Superior Court of Justice (Commercial List) (the “Court”), the Continuance is fully expected to be within the proper jurisdiction and scope of consideration by the Court in respect of the fairness hearing pursuant to which all persons to whom Comamtech proposes issuing securities and asking to vote in respect of the Continuance as part of the amended Plan of Arrangement shall have the right to appear.

We have been advised by Comamtech’s Ontario counsel that they will advise the Court of the amendment to the Plan of Arrangement and that all Court materials to be filed on the application

U.S. Securities & Exchange Commission
Correspondence: Division of Corporation Finance	February 17, 2011

shall expressly include the Continuance as part of the Plan of Arrangement, subject to the fairness hearing.

With respect to procedural matters, the Plan of Arrangement and the Agreement may be amended by action of both Comamtech’s and DecisionPoint’s Board of Directors.  We have been advised by the CEO of Comamtech that the Comamtech Board will undertake such amendments to the extent necessary to facilitate reliance upon Section 3(a)(10) for purposes of exemption from Rule 145.  On the basis of preliminary discussions with DecisionPoint, they have also indicated prospective consent to such amendments, subject to final review of the specific provisions as drafted.

Under the authority of the interim order of the Court, Comamtech has proper authority to adjourn the Special Meeting of Shareholders prior to the vote on Continuance.  If a meeting of Comamtech’s Shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at the adjourned meeting which may have been brought before or dealt with at the original meeting.

Pursuant to the applicable provisions of the Arrangement Agreement which govern the Special Meeting of Shareholders (and which include any adjournment or postponement thereof) Comamtech may properly adjourn the meeting with the consent of DecisionPoint, which consent cannot be unreasonably withheld, delayed or conditioned.  In addition, Comamtech and DecisionPoint have mutually agreed in the Arrangement Agreement to cooperate with one another in order to fulfill their respective obligations therein.

Comamtech intends to apprise its shareholders by means of press releases and filings on Form 6-Ks in respect of the adjournment of the Special Meeting of Shareholders and the foregoing matters.

Section 3(a)(10) Exemption

Section 3(a)(10) of the Securities Act provides, in relevant part, an exemption from the registration requirements of the Securities Act for “... any security which is issued in exchange for one or more bona fide outstanding securities … where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court or other governmental authority expressly authorized by law to grant such approval.”  The statutory prerequisites to be met by an issuer claiming a Section 3(a)(10) exemption are thus: (a) an exchange of securities; (b) a hearing on the fairness of the exchange at which all persons to whom securities will be issued under such exchange may appear and be heard; and (c) approval by a court or other authorized governmental entity.

The Staff’s interpretation of these statutory requirements have been well established through the “no-action” letter process and are further clarified in a relevant Staff Bulletin.  In Revised Staff Legal Bulletin No. 3A (CF)(June 18, 2008)(“Staff Legal Bulletin No. 3A), the Staff identified

U.S. Securities & Exchange Commission
Correspondence: Division of Corporation Finance	February 17, 2011

the specific preconditions which must be satisfied in order for an issuer to be eligible to rely on the exemption provided for by 3(a)(10):

1.	The securities must be issued in exchange for securities, claims, or property interests; they cannot be issued for cash.

2.	A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

3.
The reviewing court or authorized governmental entity must (a) find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued, and (b) be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

4.	The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

5.	A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

6.	The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

7.	Adequate notice must be given to all those persons.

8.	There cannot be any improper impediments to the appearance by those persons at the hearing.

In the case of a foreign court, the Staff also indicated in Staff Legal Bulletin No. 3A that the issuer must provide the Division with an opinion from counsel licensed to practice in the foreign jurisdiction in question to the effect that before the foreign court can give its approval, it must approve the fairness of the proposed exchange to persons receiving securities in the exchange.

Legal Analysis of the Arrangement In Respect of Reliance Upon Section 3(a)(10) for Continuation in Delaware

In our view, all of these specifications of the Staff for an issuer to be able to use the Section 3(a)(10) exemption will be satisfied in connection with the amended Plan of Arrangement:

1.
Court Approval.  The amended Plan of Arrangement, which will include the Continuance as a part of the Plan of Arrangement, can become effective only after it has been voted on and approved by Comamtech’s shareholders and subject to hearing and review by the Ontario Superior Court of Justice, Commercial List.  The Division has previously indicated that the term “any court” in Section 3(a)(10) includes foreign courts and this approach is clearly reiterated in Staff Legal Bulletin No. 3A.  In

U.S. Securities & Exchange Commission
Correspondence: Division of Corporation Finance	February 17, 2011

addition, prior “no-action” letters have addressed the availability of the Section 3(a)(10) exemption in the case of approval by courts in a variety of jurisdictions.  See, for example, Gilat Satellite Networks Ltd. (available December 19, 2002)(Israeli Court); Ashanti Goldfields Company Limited (available June 19, 2002) (Grand Court of the Cayman Islands); Canadian Pacific Limited (available August 15, 2001)(Alberta Court of Queen’s Bench) and John Wood Group plc (available March 1, 2001)(Court of Session in Scotland).

2.
Determination of Fairness and Advice of Section 3(a)(10) Reliance.  The Ontario Superior Court of Justice, Commercial List will hold a hearing regarding the fairness of the Arrangement and the amended Plan of Arrangement (which will expressly include the Continuance); without such approval, the shareholder vote will be insufficient to consummate the transactions.  The Division has indicated in the Staff Bulletin that the reviewing court “must have sufficient information before it is to determine the value of both the securities, claims or interests to be surrendered and the securities to be issued in the proposed transaction.”  The Ontario Superior Court of Justice, Commercial List will be provided with a copy of the Circular, the Arrangement Agreement, the amended Plan of Arrangement and the results of the special meeting of the shareholders of Comamtech to consider and vote on the Arrangement Resolution (the “Meeting”), and is expected to consider whether the amended Plan of Arrangement is in the best interests of, and is fair to, the voting shareholders of Comamtech (the “Shareholders”). The Court is required under common law to conduct an objective and substantive review of the terms of the Arrangement to determine that it is fair and reasonable to the Shareholders. In reaching its determination as to fairness, the Ontario Superior Court of Justice, Commercial List will be expected to consider, among other things, the information in the Circular, the amended Plan of Arrangement and the Arrangement Agreement, the fairness opinion that the Arrangement is fair from a financial perspective to the Shareholders, the recommendation of the Board of Directors, and any objections to the amended Plan of Arrangement raised by any Shareholders who have served and filed a notice of appearance in relation to the hearing of the application and the results of the Shareholders’ vote at the Meeting.

3.
Interim Motion and Order of the Court re Fairness of Hearings regarding the Continuation in Delaware.  On January 20, 2011, Comamtech and 2259736 Ontario brought a motion to the Ontario Superior Court of Justice (Commercial List) for advice and directions concerning the Meeting (the “Interim Motion”). The Interim Motion included detailed written argument which sets forth detailed information pertaining to the Arrangement.  The draft Plan of Arrangement, the Arrangement Agreement and the draft Circular were all put before the Court in Comamtech and 2259736 Ontario’s motion materials. The Court granted an interim order on January 21, 2011 providing advice and directions concerning the Meeting, including the method and timing for notifying Shareholders of the Meeting (the “Interim Order”). In granting the Interim Order, the Ontario Superior Court of Justice (Commercial List) stated the following, which includes, inter alia, express references to the

U.S. Securities & Exchange Commission
Correspondence: Division of Corporation Finance	February 17, 2011

Continuance in Delaware as a factor within the court’s consideration of overall fairness and reasonableness of Arrangement:

Counsel to the applicants provided a comprehensive factum on the return of the motion. Having reviewed the Record, I am satisfied that the Arrangement as proposed is an arrangement within the meaning of the Ontario Business Corporation Act (OBCA) (paragraph 57 of the factum). I am satisfied that the proposed Interim Order provides for (a) proper notification of the Arrangement to all Comamtech Shareholders so that they have an opportunity to consider the Arrangement and its effects (b) the opportunity for these shareholders to express their views on the Arrangement in the context of the Meeting, proposed to be held February 18, 2011 (c) the opportunity for shareholders to vote (d) sufficient and appropriate approval of the Arrangement by shareholders subject to Final Order of this court (e) notification of any application for court approval of the Arrangement - currently scheduled for February 23, 2011.

It is noted that Dissent Rights are not provided to shareholders. However, the interests of any dissenting shareholders are taken into account as shareholders will have dissent rights on the Continuation [sic] Resolution, and the Continuation Resolution must be approved as a condition of the Arrangement.

The issue of whether the Arrangement is fair and reasonable is a question to be determined on the return of the Application. At this time, I am satisfied that the Arrangement, as proposed, has a sufficient appearance of fairness to justify the granting of the Interim Order.

All Shareholders have received a copy of the Interim Order made by the Court and a copy of the notice of application for the final court order approving the Arrangement when they receive the Circular. They will have an opportunity to register their intention to appear at the hearing of the application to approve the amended Plan of Arrangement before the Ontario Superior Court of Justice by serving and filing a notice of appearance. Any Shareholders who serve and file such a notice will be entitled to appear at the hearing of the application to approve the amended Plan of Arrangement. The hearing of the application will occur after the Shareholders have had an opportunity to consider and vote on the amended Plan of Arrangement at the Meeting. The results of the vote at the Meeting will be put before the Court and will form part of the record on which the Court will consider whether the amended Plan of Arrangement is fair to, and in the best interests of, the Shareholders. As noted above, Comamtech intends to adjourn the meeting of Shareholders until such time as any and all conditions have been satisfied with respect to reliance on Section 3(a)(10). The vote of the Shareholders of Comamtech will not occur until after the availability of an exemption under Section 3(a)(10) has been fully ascertained.

U.S. Securities & Exchange Commission
Correspondence: Division of Corporation Finance	February 17, 2011

4.
Authorization of Governmental Entity.  The amended Plan of Arrangement, including the Continuance, is subject to judicial review by the Ontario Superior Court of Justice, Commercial List.  We have been advised by qualified Canadian counsel that the Ontario Superior Court of Justice, Commercial List has competent jurisdiction over the amended Plan of Arrangement and is duly authorized to conduct hearings and make such orders as it considers appropriate, including orders approving the Arrangement as proposed or as amended in any manner the court may direct, subject to compliance with such terms and conditions, if any, as the court thinks fit. The Court is so authorized by section 182(5) of the Ontario Business Corporations Act, R.S.O. 1990, c. B. 16, as amended (the “OBCA”). If the amended Plan of Arrangement is approved, articles of arrangement in prescribed form shall be sent to the Director appointed under the OBCA pursuant to section 183(1) of the OBCA.

5.
Open Hearing.  It is anticipated that the hearing of the application before the Ontario Superior Court of Justice, Commercial List for final approval of the Arrangement and the amended Plan of Arrangement will be open to attendance by any Shareholder. Any person who serves and files a notice of appearance on the application shall have the opportunity to be present and be heard at the application before the Court to approve the amended Plan of Arrangement. The procedure for this is described in paragraph 4 above.

6.
Notice.  In order to provide appropriate notice of the court application in a timely matter, each Shareholder has been notified in the Circular of the date, time and place that the hearing of the application will take place.  The Circular explains the right of the Shareholders to attend the court hearing and to be heard, as well as other information relating to the Plan of Arrangement and the Continuance.  A copy of the Plan Document has been filed with the Commission as Exhibit 99.2 to Schedule TO-C on November 18, 2010.  The Plan Document explains the rights of the shareholder to attend the court hearing and to be heard, as well as other information relating to the Plan of Arrangement and the Continuance.

7.
No Improper Impediments.  The hearing will be public and open to all shareholders of Comamtech.  Only Shareholders who serve and file a notice of appearance at least 5 days prior to the hearing of the application will be granted standing to appear on the hearing. This requirement is set out in the notice of application and Interim Order, which are contained in the Circular.

We undertake to deliver the legal opinion of Ontario Counsel to the Commission under separate cover to ensure compliance with Section 3(a)(10) with respect to the Continuance.  Such legal opinion can only be delivered after the Court has approved the amendment of the Plan of Arrangement.

Accordingly, the prospective Arrangement, the Plan of Arrangement and the re-domicile and Continuance in Delaware are all expected to fully satisfy all requirements of the Section 3(a)(10) analysis and thus be exempt from Rule 145.

U.S. Securities & Exchange Commission
Correspondence: Division of Corporation Finance	February 17, 2011

Please do not hesitate to contact the undersigned if you have any questions or comments regarding the foregoing.  Thank you very much.

Sincerely yours,

/s/ Travis L. Gering

cc:                           Marc Ferland, CEO, Comamtech Inc.
 Fasken Martineau, Counsel to Comamtech Inc.